UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 14 December 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Harmony temporarily suspends its Hidden Valley joint venture operation following an earthquake in PNG

Johannesburg. Wednesday, 14 December 2011. Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") advises it has temporarily suspended operations at its Hidden Valley mine in Papua New Guinea (PNG) as a precautionary measure following a 7.1 magnitude earthquake in PNG early this morning (South African time).

The mine is conducting a thorough geotechnical and structural evaluation before recommencing operations. Preliminary investigations have identified no major damage.

Harmony and Newcrest Mining Limited operate Hidden Valley in a 50:50 Joint Venture.

Ends.

Issued by Harmony Gold Mining Company Limited

14 December 2011

For more details contact:

Graham Briggs
Chief Executive Officer

+27 (0) 83 265 0274 (mobile)

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 14, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

 Name: Hannes Meyer
 Title: Financial Director